

05005137

RECEIVED

2005 JAN 11 A 10: 30

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34825

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed press release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A. Cenk Goksan	F. Sehsuvar Aladag
Investor Relations Department Head	Investor Relations Manager

PROCESSED
JAN 12 2005
THOMSON FINANCIAL

Enclosures;

Corporate announcement dated 09.12.2004

File No : 82 - 34825

Akbank Secures USD 550 Million Syndicated Loan **09.12.2004**

Akbank secures a one-year USD 550 million syndicated loan with the participation of 57 leading foreign banks from 25 countries. The deal, which will be signed on January 10th in London, has an interest rate of Libor+50 basis points and the proceeds will be used to pre-finance export contracts.

With this new syndicated loan facility, the total amount of outstanding syndications of Akbank will reach USD 1,050 million.